Exhibit 12.2

FIRST INDUSTRIAL, LP

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	2016	2015	2014	2013	2012
Income (Loss) from Continuing Operations Before Equity in Income of Joint Ventures, Noncontrolling Interest from Continuing Operations and Income Taxes from Continuing Operations	$126,773	$76,882	$20,173	$4,769	$(17,179)
Distributions from Joint Ventures	—	—	1,881	177	1,580
Interest Expense	59,430	67,424	72,178	73,558	83,506
Amortization of Capitalized Interest	847	763	722	580	529
Amortization of Deferred Financing Costs	3,219	3,159	3,098	3,225	3,460
Rentals Deemed Representative of an Interest Factor	460	427	433	480	522

Net Earnings	190,729	148,655	98,485	82,789	72,418

Interest Expense	59,430	67,424	72,178	73,558	83,506
Capitalized Interest	3,523	2,453	1,411	3,611	1,997
Amortization of Deferred Financing Costs	3,219	3,159	3,098	3,225	3,460
Rentals Deemed Representative of an Interest Factor	460	427	433	480	522

Fixed Charges	$66,632	$73,463	$77,120	$80,874	$89,485

Ratio of Earnings to Fixed Charges	2.86	2.02	1.28	1.02	(a	)

(a) Due to First Industrial L.P.’s (“the Operating Partnership”) loss from continuing operations for the year ended December 31, 2012, the ratio coverage is less than 1:1. The Operating Partnership must generate additional earnings of $17,067 for the year ended December 31, 2012 to achieve a ratio coverage of 1:1.